UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 25, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ImmunoGen, Inc.

File No. 0-17999 - CF#36699

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ImmunoGen, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on September, 27, 2000, August 28, 2006 and Forms 10-Q filed February 8, 2007, October 31, 2011 and August 4, 2017.

Based on representations by ImmunoGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.31	10-K	August 28, 2006	through August 19, 2025
10.32	10-K	August 28, 2006	through October 31, 2025
10.1	10-Q	February 8, 2007	through August 25, 2025
10.2	10-Q	February 8, 2007	through August 28, 2025
10.1	10-Q	October 31, 2011	through October 31, 2025
10.2	10-Q	October 31, 2011	through October 31, 2025
10.52	10-K	September 27, 2000	through October 31, 2025
10.2	10-Q	August 4, 2017	through August 28, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary